Free Writing Prospectus Filed Pursuant to Rule 433 Reg. Statement No. 333-151932
Barclays PLC
Barclays announces Share Issue to raise approximately £4.5 billion.
Analyst & Institutional Investors Presentation
John Varley – Group Chief Executive
Chris Lucas – Group Finance Director
25th June 2008
John Varley: Thank you for joining us today. We have announced as you’ve seen this morning a share issue to raise £4.5bn, enabling us, first, to increase our capital resources and run ratios at levels ahead of our targets and, second, to pursue opportunities that we are seeing in the market today to write new business at attractive margins.
At the same time, we have established new and significant relationships with the Qatar Investment Authority, the chairman of Qatar Holding, and Sumitomo Mitsui Banking Corporation we are furthering those we already have with China Development Bank and Temasek, both of whom, through their participation in our capital-raising, will remain among our largest shareholders and we are enabling our existing shareholders to participate in the Open Offer at the same price.
We announced last Monday strong trading results for the month of May, building on the performance through April that we reported in our Interim Management Statement of last month.
And lastly, we have announced today our intention to maintain an interim dividend payable in cash at the same rate as the 2007 interim dividend, which you’ll remember was 11.5p.
Chris will give you, in a few moments, more detail about the capital issue and about the sequence of events from here.
But before he does, I want to say a few words about the strategic context of the capital raising, about its rationale, and about our year-to-date financial performance.
As you know, our strategy is: to drive higher growth, through time, by diversifying our business into markets and segments that are growing rapidly.
That strategy has served us well, and it’s delivered substantial and positive changes in both the mix, and the absolute level, of profits at Barclays over recent years.

The performance of our business model during the period of market turbulence has reinforced our confidence in the strategy.
Risk management in all banks has been stress-tested over the last twelve months.
I am pleased at how Barclays has performed in that test.
We have been able to absorb the impact of the market disruption through the income that we have generated, and through tight cost management.
So the strength of the individual businesses that we have built, and the diversification of earnings they provide when managed together, have enabled us to perform strongly, notwithstanding the headwinds.
The market turbulence has, of course, affected bank balance sheets all around the world, including ours.
That is why we have said that, without changing our target capital ratios, we intend to direct part of the new capital we are raising today at enabling us to run actual ratios ahead of target, in any event while these conditions last.
The market turbulence has also created unusual competitive opportunities.
We see a market in which the ability or determination of some participants to compete has changed.
You can see from our financial performance in 2008, which I will talk about further in a moment, that we are seeing high activity levels at attractive margins across many markets.
We are seeing these opportunities in the UK and internationally; and in both GRCB and IBIM.
What specific examples can I give you?
In GRCB, we are busy.
We are integrating the Goldfish credit card acquisition that we made earlier this year.
We have announced as you know the acquisition of Expobank in Russia, and the launch of a new business in Pakistan. We see big opportunities for growth in both of those markets.

We have opened 600 branches and distribution points so far this year (including 300 in Africa, 120 in India, 75 in Iberia, 45 in Italy).
And by the end of the year, we plan to open at least 300 more.
I’ll show you just one business specific slide, which illustrates how we’re capturing good economic opportunities whilst managing risk tightly.
The slide relates to our UK residential mortgage business.
As you can see, we are achieving a substantially higher market share.
We have not had to moderate our risk stance to achieve this: the loan to value ratio on our book of UK mortgages remains at just over 30%, and the margins are attractive.
Our view of the economic outlook in the various markets where we do business is realistic, and because of this the risk profile in UK mortgages and in our other major books of assets in GRCB is conservative.
In IBIM, volumes in Barclays Capital are up significantly, May year to date versus the prior year period.
Income in many of our capital markets businesses (good examples would be Fixed Income Rates, FX, Emerging Markets, Commodities and Prime Services) income is well ahead of the same period last year.
Income levels are benefiting from increased volatility and widening spreads in many asset classes.
As you have seen, we have been hiring advisory teams selectively, including in emerging markets and healthcare, to complement the existing financing and risk management capability that we already have in Barclays Capital.
In BGI, we have launched new iShares products this year – we now have over 330 exchange traded funds, and we are continuing the build-out of Barclays Wealth.
What I conclude from this is that the capital which we will be directing at new business growth can be put to work quickly and effectively.

In GRCB, we will deepen our presence in existing markets in Asia, the Middle East, Africa and mainland Europe; and we will accelerate growth in new markets such as Russia and Pakistan.
In IBIM we will pursue the further development of our commodities, equities and iShare asset classes, and expand the coverage of our risk management and financing businesses, particularly in the United States and Asia.
As we look forward, we will explore business cooperation opportunities with Sumitomo Mitsui Banking Corporation under the agreement signed today.
SMBC is one of the world’s largest commercial banks and our agreement with them creates the opportunity for extensive collaboration in areas where we have complementary expertise.
The early focus of both organisations will be directed at developing business in Wealth Management and Private Banking.
You will recall that we signed a memorandum of understanding with CDB last year, at the time of their initial investment in Barclays.
We’re starting to see the fruits of that. Some examples for you:
We have launched a strategic alliance in commodities, through which we are providing customised risk management solutions to CDB’s clients.
We’ve been working closely together in the area of credit derivatives linked to CDB’s loan book. We have closed the first transaction and are working on a pipeline of similar opportunities, which is large.
And we have been jointly mandated to arrange a term loan for a power plant development in Indonesia.
Let me talk to you now about current trading.
This is a time for micro managing financial performance.
We hope, and intend, that the profits we generate will drive valuation.

We have shown you before how our portfolio of businesses enables us to turn earnings into free cashflow.
And doing that sustains dividends, facilitates organic growth, supports capital ratios, and ultimately creates strategic choice.
You saw in our recent Interim Management Statement the continuing benefit of earnings diversification.
In the month of May, we recorded Group profit well ahead of the monthly run-rate of 2007.
Our GRCB businesses continued to invest strongly for the future, whilst also reporting strong growth in profits relative to last year.
And in spite of the continued market turbulence, profits in May in IBIM were in line with the same month of 2007, which was in the midst of the strongest half in our history.
As we closed the books on the profits of Barclays Capital May year to date, we undertook a further careful analysis of the valuations of our credit market exposures.
Those marks have been extensively revisited as we have prepared the prospectus which we will release today and as the sponsors to that prospectus, and the core investors in the equity issuance, have undertaken their due diligence.
In the case of the sponsors to the issue, the level of disclosure is consistent with what we share with our regulators and the rating agencies. That information is more extensive, more granular and more contemporary than the information contained in the prospectus.
The context here is important because the sponsors draw no distinction between their legal obligation when they put their name to a prospectus as sponsor, as in this case, and their legal obligation had they acted as underwriter.
So our valuations have been subjected to thorough internal and external challenge.
In addition to which they are being validated by disposals at levels consistent with our marks.
We will, of course, report to you further on this subject at our interim results in August.

I will close by talking about the structure of today’s issue.
Over the years, we have tried to be disciplined about capital issuance, and thoughtful about the interests of existing shareholders.
That approach has governed the choices we have made about today’s announcement.
First, the capital we are raising has certainty of delivery by 22nd July.
Second, we secure the new capital at a set price.
Third, we are giving existing shareholders the ability to participate in the open offer on equal terms.
Fourth, should existing shareholders not exercise their right to participate in the issue through clawback, we secure as shareholders a number of investors who are natural long-term holders of our stock.
Fifth, we have created the opportunity for significant investment by the Qatar Investment Authority, the Chairman of Qatar Holding and his family, and SMBC, all of whom we are pleased to welcome to our share register.
Sixth, in the case of SMBC, we have agreed to explore opportunities for business cooperation that will generate incremental income for both parties.
And lastly, we are furthering our relationships, through the capital raising, with both CDB and Temasek.
So I’m going to hand over to Chris now, who will give you more detail about the offer structure and about the timetable.
Chris Lucas: Thank you John and good morning.
We’ve announced this morning that we’re raising £4.5 billion by issuing new ordinary shares, increasing our ordinary share capital by 24%.
As you’ve heard from John, these are placed with certainty of execution at an all in discount to yesterday’s closing share price of 8.8%.
The share issue has two components:

The first is a firm placing of £500 million, equivalent to 2.6% of our existing ordinary share capital which is being placed with Sumitomo Mitsui Banking Corporation at a 4.7% discount.
The second component is a 3 for 14 placing and open offer under which existing shareholders subscribe for new shares on a fully pre-emptive basis at a 9.3% discount.
Should any shareholder not wish to subscribe to the placing and open offer, the shares will be placed at the same price with the Qatar Investment Authority, the Chairman of Qatar Holding, China Development Bank, Temasek, and a number of leading institutional and other investors.
This slide shows you the commitments these investors have made to subscribe for shares, together with their potential maximum holdings.
Clearly this will vary, depending on the extent of participation by other current shareholders.
In terms of capital management, our policy is unchanged.
We take a view on capital ratios based on the economic capital we deem necessary for the business, and our capital ratio targets remain 7.25% for Tier One and 5.25% for Equity Tier One.
On a pro forma basis, as at the end of 2007, this share issue would have resulted in a Tier One ratio of 8.8% and an equity tier one ratio of 6.3%, which is up from an actual ratio of 5.1% and clearly well ahead of our targets.
As you’ve heard, our intention is to run capital ratios ahead of our targets, as well as using the capital for growth.
When I look at the move in the tier 1 equity ratio from 5.1% to a pro forma 6.3%, I see just over half of the movement being retained and contributing to ratios going forward, and the rest being deployed in the businesses.
The level of intended capital ratios is informed by our view on economic profit.
We published our latest 4 year economic profit goals in February this year, those goals remain the same despite our increased capital base, though clearly the extra equity increases the cost of capital in the Economic Profit calculation by almost £500m.
Our dividend policy also remains unchanged. As you know, we aim for dividends to grow in line with the rate of underlying earnings growth over time and to be twice covered by earnings.
The new shares we’ve announced this morning will rank for the interim dividend which we intend to maintain at the 2007 level of 11.5 pence per share.
Going forward, in the absence of unforeseen circumstances, we intend to maintain dividends at the level per share that we declared for 2007 until such time as they are more than twice covered by earnings.
In terms of the time table:
The record date for ordinary shareholders’ entitlement to subscribe in the open offer was the close of business yesterday and the existing shares will be marked “ex” with effect from the beginning of trading tomorrow.
The prospectus that accompanies this announcement will be published later today.
The latest time for receipt of payments under the open offer will be 11 a.m. on the 17th July and the new shares will trade from the 22nd July.
We’re pleased that this will be completed within the next few weeks, well before our interim results announcement in August.
So back to John now to wrap up and take questions.
John Varley: Between now and our interim results in early August, we will be on the road seeing shareholders and responding to your questions, and we look forward to those conversations.
Meanwhile, let me finish with the summary slide, which describes what we have been presenting to you this morning.
Questions and Answers
Ian Gordon: Morning. It’s Ian Gordon from Exane BNP Paribas. Two questions, please. Firstly, I guess you’ve made a very clear case for why this arrangement is in Barclays’ interests. In essence you seem to have achieved a very cheap form of underwriting. I wondered if you could just provide a little bit more colour of how your potential investors see this arrangement, because clearly, if things turn out as expected, they’re going to be picking up relatively small amounts of shares, if any, in the new Barclays. So should I think of it purely in terms of this being their entry region to the types of collaborative agreements you outlined in your presentation? And then, secondly, I think Chris has given us a pretty clear steer on the unofficial target capital you’re working to later this year, and I guess prior to hearing those comments, I think consensus estimates were leading to a year end 08 equity tier one of circa 6%, based on the level of growth the market’s already pricing in. Now you’ve reminded us of many of the diverse growth opportunities you’re currently pursuing, should I be thinking in terms of an equity tier one starting with a five for year end, given your increased willingness to pursue those opportunities?
John Varley Thank you very much. I’ll ask Chris to take the second question. But let me try and answer your first. As I said in my remarks, we were very clear about what structure we wanted to put in place. We wanted to make sure that existing shareholders had the opportunity to participate extensively, and we also wanted to make sure that to the extent that they choose not to, then we have anchor investors in place whom we would be pleased to have on the share register, and to whom we could look as long term holders of the stock. That’s the simple, strategic framework of the structure. To your point, I think what we see is two things. We see very significant subscription for the conditional, from a number of shareholders including potentially new shareholders, and I think that is a demonstration of their conviction about what we’re doing. They wouldn’t do that in the knowledge that they might be taking out stock if they felt that they had some issues with our strategy or the issues of execution. So we are pleased at the prospect of that support. But we’re also pleased, if you look at the overall participation in the conditional, it’s quite widely dispersed. Some potentially new holders, who we would categorise as strategic anchor holders, some existing shareholders, from the institutional register that we currently have. So I think the right way of looking at this is to say, you wouldn’t have Qatar Investment Authority or you wouldn’t have Temasek, or you wouldn’t have CDD expressing the participation that they are doing in the conditional, unless they had a strong sense of conviction. But they are realists. They understand that if the claw back is extensively operated, then the amount of their putative exposure, which Chris has described on that slide, would come back quite a lot.
Chris Lucas Thank you. I think in terms of capital ratios it’s hard to give you much more guidance than we’ve done, and I’ll just try and put it together for you. We said, at the interim management statement, that we expected tier one, an equity tier one, to be slightly below where we were at the end of the year, and that end of the year point was 7.6, and 5.1%. We’re showing you on the pro forma that the 5.1 becomes 6.3, and I’ve tried to give you some flavour as to how much of that increase or movement do I see as being part of strength in the capital ratios versus available for investment in the business? The precise place that we end up at the end of the year, as you know, will be based on a number of different inputs, one of which will be the speed with which we invest in new business opportunities, but I think the guidance I’ve given you gives you a flavour of how I see the ratios developing, and how we intend to use the capital.
JSV There was one part of your question that I didn’t answer, and I should have done, which was on the collaboration. You asked about that, and I’ll ask Bob to comment in just a moment, but the context here is that you saw us last year with CDB and Temasek, create share ownership opportunities, with relationships that we’ve had for a long time. It was no coincidence, put it that way, it was no coincidence that CDB and Temasek came in, because they are organisations whom we respect, and whom we’ve had a long-standing relationship. And it’s exactly that pattern that is at work again today, with SMBC, with the Qataris; these are relationships that we know well, where we have worked together for a long time, and where we see interesting commercial opportunities developing from the opportunity to introduce them to the register. Bob, do you want to comment?
Bob Diamond Sure. As John had mentioned, the genesis of what ended up with the Sumitomo foreign placement was really discussions around business cooperation, business partnership, strategic partnership, that had been going on for most of the last year, and frankly it’s very exciting for both sides. To give you a couple of examples, for Barclays, it gives us access to more retail and middle market flows, through Barclays Capital and BGI that we wouldn’t necessarily be able to get to in Japan. So our project strength and their distribution. Equally, Sumitomo doesn’t want to build a big investment banking presence around the world, but they want access to an origination platform like Barclays Capital, so we’re able to share with them the benefits of our origination platform, in a much broader way. So that partnership is something that both sides were very serious about, and has been discussed for quite a while.
With the Qataris, again, a very long standing relationship, throughout the Barclays group. Roger Jenkins, who chairs our Investment Banking and Investment Management businesses in the Middle East has really worked hard at developing that relationship, and as part of this share placement, they’re going to advise us and help work with us on our whole business strategy and business focus in the Middle East, so another very, very positive development. But as John had said, both of these are really born; the genesis is the business partnership.
JSV Next question. There we are. Morning, Simon.
Simon Samuels: Morning, John. Simon Samuels from Citi Group. A couple of questions if I can, actually? First of all, just to sort of slightly follow on, I suppose, from the last one, I appreciate you can’t tell us what the end 08 tier one equity ratio might look like, but I assume you’ve got a pretty good sense for the June 07, oh, sorry, the June 08 number, and I know [laughs]. Even we’ve got the June 07. [Laughter]. And I know a little bit below the 5.1 is what you previously...can you just give us a bit more on that? I mean, what is, a little bit? I mean, is that 0.2, 0.3 below? I mean, is [overtalking].
JSV You’re wanting a forecast, Simon?

SS Yeah, no, no. Sorry, and I think there’s a serious point there, which is, you’re three days, or four days away from the period end, and you’re just raising a load of capital, so it seems a pretty basic question to say, what is your current capital ratio?
JSV Well, remember that Chris did give an update on that at the IMS, and what we will do is we’re happy to remind the room of what he said at that time.
CL Which was that it’s slightly below, and [overtalking].
SS What is slightly below?
CL Simon, you’ll have to apply, we use a lexicon, and a little bit is what I mean by slightly.
SS So there we are. As clear as crystal. Remember; let me try and give you one source. Remember that we have talked about the tier one ratio, the equity tier one ratio being slightly below target. I mean, that’s...so that might be context for you.
SS Okay, thank you.
JSV You had a second question, Simon?
SS Yes, I do. We have a universe of 70 banks in Europe that we analyse, and after your capital raising, you will be, on all the metrics we look at, in the bottom ten. That’s the equity tier one, your new equity to tier one, your tangible equity to asset and also your US style leverage ratio, even adjusting for the differences in accounting with the US and IFRS accounting rules. And so I guess my question, really, which I think a lot of people kind of feel is, is this enough? So, have you raised enough? And, you know, maybe you can just talk us through the reasons why you feel comfortable positioning yourself at very much the weakest of the European industry.
JSV Simon, what I would say, is, just to start my answer, repeating a point that Chris raised, that we derive our capital ratios from a view of the economic capital that we require to run the business, and we’ve been running Barclays on an economic capital model for a long time. And during that period, as you know, it’s a period of over ten years, now, sometimes we’ve operated above target, sometimes we’ve operated below target, but that period of operation, the empirical evidence of the last years, gives us confidence in our ability to manage ratios relative to target, and you’ve seen plenty of history of that, because you’ve studied Barclays for a very long time. What our view is that when you think about capital, you should have the capital you want to run the business, but you shouldn’t have more than that. And it’s by no means clear to me that there is some eternal truth in the 6% now being axiomatically the right ratio as an equity ratio, or six and a quarter, or six and a half. If you ask us, and I think you can see it for yourself, does Barclays, in the first part of 2008, before the capital raising, does Barclays look like a bank that is behaving in a constrained way? I mean, I’ve talked to you about some of the things that we’ve been doing in the first part of this year. We are expanding the businesses briskly. Whether that’s the businesses run by Fritz, or whether it’s the businesses run by Bob, there is a lot of activity, and that’s before the capital raising. And what I would say to you is the stress tests that we’ve had in capital management and in risk management over the course of the last 12 months, gives us confidence that we can manage to the ratios that we’ve talked about, and those ratios are going to be buttressed in part by the capital raising that we’re undertaking today. So I think that today is perhaps the wrong time, from a point of view of market analysis, to form an eternal view as to what is the right number. Are we comfortable with running the ratios that we will run, as a result of this capital raising? As we look out into the future, very. And part of that is comfort drawn of the knowledge the competitive landscape in the market has shifted, and we can put some of the capital that we’re raising to work now.

SS Apologies. Just for a third question, and then I promise I’ll shut up. Is, you know, we’ve had obviously, B equity issues from other UK banks, and each case they have cited a step change in the economic environment that things have materially changed in the last three or four months, and obviously there’s a whole load of external data points to justify that as well. I guess the question really is whether you think you’ve raised capital today to a sufficiently high level to effectively pay for a potential UK recession? Or do you think you’ll be coming back again in six or 12 months’ time if the economic environment is different from what you’re currently projecting?
JSV I mean, of course we’ve taken our assessment of the economic outlook in the various countries where we do business. We’ve taken that into our calculus for determining what capital we want to have in the period ahead, and another way of looking at that, Simon, is, well, there are two things I’d say. The first is, it’s important for us to be able to say of our businesses, where we do business, that we’re not just slaves to volume. Because in an environment where you’ve got economic deceleration, all the more so in an environment where you have a recession, you would expect some of your volumes to fall. I mean, we understand that well. But we’ve tried to put ourselves into a position where we’re not slaves to volume, and that was one of the reasons why I put up on the screen the UK residential mortgage situation, because, I mean, we all know it in this room; volumes in the market have fallen significantly over the course of the last months, and yet, you know, is our business today more profitable than it was last year? Significantly. We’ve got much greater market share, at much better margin, and we’ve not shifted the risk stance. And that would be a parochial example to the United Kingdom, but again, our approach is to look at this more broadly. It’s, again, no coincidence, from the point of view of risk management, that we have diversified the business space in the way that we have over the years, by product and by geography, to ensure that we’re not excessively vulnerable to a particular downturn in volumes in a particular market. So, you know, what I would say is, we can’t, of course, avoid the impact of economic slowdown all around the world. I’m not suggesting that for one moment, but the key question is, are you in a position to outperform, because of where you enter that outturn in terms of your risk stance? And again, I made some comments in my remarks about our having adopted very consciously, a conservative risk stance to ensure that we’re appropriately placed as markets and economies decelerate.
Yes. Just to...that’s right. Yeah? Peter Toeman, good morning. And I’m going to come to the telephone, a telephone question in just a moment, promise. Peter?
Peter Toeman Could I just ask you about monoline exposure? Because you’ve given the indication that your shareholders are getting a better update, or your new shareholders will get a better update, on the credit market exposures and write downs than we humble analysts will, but in the case of the monolines, as far as I understand it, you’ve taken no credit valuation adjustments against your exposures on the basis that no assets are in default. Since we had the trading update on 23rd May, the CDS swaps Credit Default Swaps, for various monolines have more than doubled, and I wondered how that might have changed your thinking on the necessary level of write downs there?
JSV Yes. I will ask Bob to comment, and I would also like Chris to comment on your, on the second part of what you said. But I just want to address something you said at the beginning, which is that there is differentiated disclosure. The differentiated disclosure relates to the sponsors. There is no differentiated disclosure relating to the subscribers for the equity. Bob, first of all, and then Chris.
RED Well, monolines, in particular, you know, we mark, to market our exposures, taking into consideration the rating of our counter parties. So, that is all in our numbers. I think in terms of the recent downgrades, we also use internal models, that if we feel the external rating is too high, we use internal ratings that are lower. So, you know, I think your starting position is wrong in terms of how we look at the exposure.
JSV Chris.

CL I think I’d just add to that that, as Bob says, we have taken credit valuation adjustments into our, into our marks, and I think the thing I come back to is I look at the underlying assets that are wrapped by the monolines and in particular, the composition of those assets. There’s less than 10% of those assets are US residential mortgage backs, and therefore the significant proportion of what we have CLOs are performing much better than many of the asset classes that are wrapped in other structures. I think it’s a good illustration, Peter, of our point about risk not being generic; the nature of exposure to monolines is quite variable across the market.
JSV Now I’m going to take the telephone question next, just to show that we’re being even handed.
OP I’ve got a question from the line of John-Paul Crutchley from Merrill Lynch. Please go ahead.
JSV Hello, JP.
John-Paul Crutchley Oh, good morning, John. I have a question actually on the dividend outlook, where I think you’ve been fairly explicit in terms of obviously maintaining the dividend for now, and looking to maintain it at that sort of level until you get back to twice cover. Given that there is the likelyhood to be some form of cyclical downturn, where is your kind of pain threshold in terms of dividend cover, and at what point do you think the board would actually have to take a more critical eye about whether that dividend could be maintained?
JSV Well, we’ve obviously thought carefully about the outlook and about the impact of the capital raising before making the statement that we’ve made. We’ve made a clear commitment this morning, which relates to the interim, and we’ve also given guidance saying in the absence of unforeseen events, this is what we expect to do. And we take that sort of statement very seriously so you should read into it a point of view about how we’re performing and about our outlook and expectation. At times like this, I think it is important to compress the number of variables, JP. You know, I recognise that for shareholders there are a lot of things that are variable and I think to have some anchor points in our strategic policy and in our financial policy is very important and we’re trying to give an anchor point around dividend expectation.
JPC I understand that. I guess what I’m just trying to feel for is that I mean, clearly it’s a very uncertain world and I think it’s very admirable you’ve made the statement you have against the cut dividends we’ve seen elsewhere in the sector. And I’m just trying to get a feel for, is there a point at which the board would, in terms of what you see and what may be on the scene at any one time, but is there a point at which you would not like to see dividend cover below?
JSV Well, I unfortunately, all I can do is repeat the policy that we’ve set out. We, again, in the pursuit of giving as much clarity as we reasonably could, about two years ago, we said this is what shareholders can expect through time from our dividend policy and we have followed that in quite variable conditions since that time. And you could think of the last 12 months as another stress test, a stress test of dividend policy and our adhesion to it. And I think we have been faithful to it. So of course we can’t predict the future any better than you can, but what we’ve tried to do is to say as we track forward, scroll forward and think about the future, this is our expectation and this is the reasonable expectation that shareholders should have of us.
JPC Thank you very much, John.
JSV Question here. Hello, Michael.
Michael Helsby Hi. It’s Michael Helsby from Morgan Stanley. Just a couple of questions. Firstly, at the IMS statement you were happy to comment on that you were happy with the current level of consensus of £6.3 billion at pre-tax. It doesn’t feel like it in terms of the back end of May and what we’ve seen in June but are you still happy with that level of consensus? And I’ve got just a follow on question on marks.

JSV I think we’ve observed and you will have observed that consensus has dropped for the year down to about £5.9bn, that sort of number, which reflects, I think greater uncertainty in the second half of the year particularly. And I think we look at the very broad dispersion of inputs into that number, and if you take the median recognising a dispersion you get back to about £6.2m. So, I think when we look at the statements we’ve made, we’re looking in that sort of range of consensus, and we’re very conscious that we don’t want to make a statement to update it.
JSV And you had a second question, Michael.
MH Yes. It just follows on from John-Paul’s question on the dividend and it’s quite interesting that you’ve not changed your economic profit target goal despite the extra capital cost. You mention unforeseen events, John. I was just wondering if you could, you know, would a recession fall into an unforeseen event or a turn in the economic cycle? Because clearly I think the market is working on that as not unforeseen. And, you know, given that you are on sort of still sticking to your economic profit target, when do you think you’re going to be back above the two times cover?
JSV Well, Michael, it’s absolutely right that you should press us for forecasts and it’s absolutely right that we should push back. So, I don’t think that I can add much constructively to what Chris and I have already said. Again, we had to confront the issue, given that we have recently announced cumulative economic profit goals for the four year period, beginning in 2008, confront the issue as to whether we should make an adjustment to those goals to take account of the fact that we were raising capital. I think it’s good discipline for Barclays, not to make that adjustment. And I think it’s a good discipline for Barclays to operate on an economic profit basis. That will be tough. It’s at the beginning of the four-year period; we derive some comfort from that. We recognise we’re going to have to work very hard to ensure that we hit the targets, but we take that seriously as you know, and if you look at our performance over the previous four year period we actually outperformed our targets. Now, it’s going to be tougher this time round, I’m not in denial about that. But we had the opportunity of making an adjustment and I think that would have been flaky. We formed the view that it would have been flaky. We’ve left those goals in place and we take them seriously. I recognise the impact of the capital charge and will be showing how economic profit develops with and without that.
JSV Yes. Microphone coming. And then we’ll go to Robert straight afterwards. Yes?
Leigh Goodwin Good morning, it’s Leigh Goodwin from Fox Pitt Kelton. I’d just like to follow up a couple of questions please on capital and then one on inorganic opportunities. And just on capital, really following up Simon’s questions earlier, you’re telling us and I understand this perfectly that your capital targets are guided by your view on economic capital requirements, so if you turn that round, could you tell us maybe how your view of economic capital is changing? And I would have thought that the sort of volatility we’ve seen, the sort of level of unexpected losses that we’ve seen over the last year may have caused you to want to increase the amount of economic capital requirement that you see within the businesses. So, that’s my first question on capital and related to that...
JSV Can we just handle that one first of all, and then come to your second one? Let me make a general comment and then I’ll ask Chris to comment. Remember that assuredly you’ve got as a result of increased volatility; you have got a driver of increased economic capital consumption, yes. But that’s not the only part of the equation because as I was saying in my remarks earlier, the margin environment, the spread environment and the volatility environment has all improved quite significantly. And so it’s right for us to take into account the complete economic equation rather than looking at a particular driver of increased capital consumption. So, what we’re trying to do is, we’re trying to achieve balance. In the ordinary course of events, would you expect the events of the last 12 months, and would you expect as a consequence of Barclays growth over the course of the last 12 months, for us to be consuming more capital through time? Absolutely you would, and who would deny that. But I think it’s important to get the right sense of perspective. There are quite a lot of variables that you have to take into account in arriving at an economic capital view and deriving your capital ratio from that. And you’ll see from the information we disclosed at the end of the year that our economic capital requirements on an average basis was going up and that the spot point at the end of the year was showing an increase over the average. That’s entirely what you would expect in the environment for the very same reasons that you’ve set out. What we also see because the economic capital requirement gives us a number that translates across to the tier one ratio is that we’re seeing our economic capital requirements growing slightly faster than our regulatory capital requirements, and that’s precisely what led us to the view that we should be above our targets rather than at targets and that was the informing piece of data.
RED John, can I make a point?
JSV Do, Bob.
RED This is a little general, but kind of to set context, there’s a tendency and there has been a tendency which surprises all of us to make a virtue out of massive losses and then raising a lot of equity. And you know, the performance of Barclays from a PBT and economic profit point of view and the performance of J P Morgan, hasn’t been driven by the capital ratios alone. It’s management, it’s diversity of earnings and there’s such a focus here that there’s almost been a virtue that we would be better off, you know, announcing a great big loss and doing a rights issue and then having a lot of equity. That doesn’t give me confidence in that institution going forward for how they’re going to deliver. So, when we say we’re comfortable with our capital ratios we are but that’s not the only ingredient that goes into the performance.
JSV And a question behind.
LG Sorry, can I just follow up? That’s very helpful. Can I just ask the same question on capital, and that is to what extent you’ve considered an increase in the denominator of the ratio driven by changing regulatory capital requirements in relation to off balance sheet contingent risks, liquidity risks, trading books and so on?
JSV Well, that gets factored into our economic capital calculations. It also gets factored into the regulatory capital requirements and that is taken account as we look forward in terms of the growth of RWAs.
LG Okay. And finally, just a question on inorganic opportunities. I know that your strategy I’m sure is unchanged but in terms of the differentiated disclosures that you’ve provided, could you say whether you have disclosed any opportunities that you’re seeking right now?
JSV Well, you know how dull we are on this subject. We say and we believe it that our default position, our day job is to manage the portfolio businesses that we have. We don’t forswear M&A activity, we’ve done a bit of M&A activity in Frits’ business during the course of this year, and we like what we’ve bought. So, we would never take a strategic option off the table, it doesn’t make any sense to do that, but you know how we look at these things. We look at them as the servant of strategy, not the driver of strategy. You know that we’re tough in terms of the economics that we apply, and our natural line of advance is organic development of the portfolio and that’s what you’re seeing in front of you today.
JSV Question behind, and then I’m going to go to the next telephone question.
Robert Law Robert Law. Can I explore three areas please? And firstly, could I just invite you to be a little less dull on the last question?
JSV Be a little less dull?

RL It’s an uncertain environment for acquisitions and could you comment on how you’d think about acquisitions at this point, and you have specifically said that up to half of the capital is for growth, so do you have, obviously you don’t have firm plans otherwise you’d have announced them, but do you have developed ideas as to acquisitions?
JSV I’m going to remain dull, but I’ll try and just give you a little bit more colour around it, Robert. I do think that, as a result of the change in the competitive landscape that I referred to a moment ago, we will see, we the industry, will see more inorganic activity over the course of the next couple of years than there’s been over the last couple. I think that is very likely. And of course, you know, what we should, we should have our eyes open. And we do have our eyes open. It was small, but it was interesting. The Goldfish credit card acquisition is a deal that we would not have got, most particularly not have got at that price, 12 months ago. It was a perfect fit with what Barclaycard is doing here in the United Kingdom, the timing was ideal for us because we’ve got the capacity to absorb that additional business, and the price was right. And again, I would speculate that in any event, the contention for Expo Bank may have been much tougher 12 months ago. So it’s right that we should be in a position where we can take advantage of these opportunities, because there will be some unusual opportunities. But I don’t want you to think that we’re creating some war chest here and sitting there, licking our lips, waiting for some great M&A opportunity. I mean, you know that we’re disciplined. We had the big test last year. We had the big test of our discipline last year, and I hope you feel, and our shareholders feel, that we passed that test, because we didn’t lose sight of the economic reality of the day. And that’s the way that we look at things. It’s still a pretty dull reply, frankly, but I’ve tried.
RL Can I move onto the marks, please, and we’ve talked about the sponsors having access to additional information. Can you comment on what you’re getting from your accountants in terms of the valuation of your assets compared with other groups, that they also audit, and the valuation that other groups are taking towards the same assets?
CL Yes. And of course, when we look at not only the prospectus that we’ve issued, but the IMS we issued and when we look at the Interim Trading Statement that is reviewed very carefully by our auditors, as you’d expect, they seem to be with us pretty much the year around at the moment, looking at this. And the sort of guidance they give to us, both as an executive team and the board, gives us some comfort in terms of where we are relative to other organisations that they see. Now, clearly, you wouldn’t expect me to describe which organisations they’re talking about, but we do get comfort from the work they do, over and above everything else that we do ourselves.
JSV Robert, there’s another really important source of assurance, of course, which is how we dispose of positions relative to marks, and I might just ask Bob to talk about the leverage loan situation, because it’s a very good example, I think, of why we have the confidence that we do in the marks.
RED In general, there is a lot of noise here, so I’m glad to take the question. Some of the noise emanates from the group sitting right out here, some of it emanates from competitors who don’t want to believe that our performance has been better. But you know, as both John and Chris said, we have auditors, we have a prospectus out, and we have a track record of delivering. And our marks shouldn’t be an issue. I think leverage finance is probably the poster child of it. We took roughly £70 million in provisions last year. We didn’t change our accounting from the way we had done the accounting for the decade that I’ve been here. What I said last July, when we talked about this, is that we were not uncomfortable with our risk, that we hadn’t taken big provisions in Europe where we were number one for a decade. I talked about the Alltel position in the US, I talked about the Boots position in the UK, we talked about the strength of the deals. And I said, very specifically, we were offered to be a lead manager on Clear Channel. We said no. If we had Clear Channel, we would be taking a lot more provisions. We were offered to be a lead manager on EMI. We said no thank you. We’d be taking a lot more provisions if we had been a lead manager on EMI. I could go through two or three other deals where we were offered those opportunities. And with Alltel, with the Verizon deal that we’re getting out at par, when the other three banks, Citi, RBS and one other were willing to get out at 90, because of the capital issues, and because they needed to get their positions down, we refused. There’s no reason to get out at 90; we’re getting out at par and we have a write back to our position. A third of our risk in leverage finance is now out of our position. We’re out at par, and that’s a write back to our position in P&L. So we are delivering on what we said in leverage finance, and there’s been a lot of noise on it out there, and we’ve been consistent from the beginning. We know our exposures, we’re not looking to dump them in the market at distressed levels; these are clients we’ve worked with for a long time, and we think we’ve avoided a lot of the deals that people are writing down.
CL Robert, you had one last question, did you?
RL Yes, one last one. It relates to the capital and the dividend. You’re raising £4.5 billion here and the dividend, I think, will cost you, in a full year now, something like £2.7 billion. And if I relate this to earning, and I think your tangible book is about 260, so to have a twice dividend cover, you’ve got to have earnings of, obviously, something like 70p, which is about a 27% ROE, if my arithmetic is correct, which takes me back to the kind of returns that banks were earning at the top of the last cycle with higher leverage than they’re going to have now. And I just wondered whether you think that that kind of profitability is really going to be achievable in the future. And that’s what I’m trying to relate, the indication you’ve given of a stable dividend.
JSV Robert, I’ll make a general comment and then ask Chris to add. Last year, 2007, was, I think, a good test of this. We paid more dividends in 2007 than we had ever paid in any year in our history. We had greater growth in our balance sheet in terms of weighted risk assets than we had had in any year of our history, last year. Weighted risk assets grew by about £50 billion last year. And yet we still managed to ratios that were in touch with targets; in the case of Tier One, ahead of target; in the case of Equity Tier One, slightly behind target. That was a good test. And if we look at our, the application of our policy over the years, during the time we’ve been growing the business quite briskly, again, we derive confidence from the fact that we’ve been able to manage. Now, we acknowledge, of course, that we’re putting some pressure on ourselves as a result of making the commitment that we are. But I talked earlier about the importance we attach to giving appropriate clarity to shareholders about what our intentions are. And I don’t think I can add, at a general level, much to that. Chris may want to add other specifics.
CL At a specific level, I understand the analysis that you’re doing, and I think in the short term, it’s very unlikely that you would see those sorts of levels of return arising. Remember, though, our dividend policy is a through the cycle policy, and I can see evidence of opportunities where actually, despite the economic environment, or maybe because of it, you see significant re-pricing, you see significant opportunities in terms of margins, and whilst volumes may be down, you can see the potential, looking out, for when margins may actually be better than they were last year and the year before.
JSV Can I take a call from the telephone line now?
OP We’ve got a question coming through from the line of Mamotosi from MSG Global. Please go ahead.
Mamoun Tazi Yes, good morning, Mamoun Tazi from MF Global. I’m trying to be the devil’s advocate here, but isn’t this a knee-jerk reaction, late knee-jerk reaction to what some market participants have been criticising you for not doing anything about capital? Would it not have been better to consider every growth opportunity on its own, as opposed to just deluge shareholders by the tune of 20%?
JSV Well, what we’ve done is we’ve worked on a structure, which had some objectives, which I’ve described earlier. And as soon as we were ready to launch that, we launched it. And when I look at whether it ticks the boxes of our objectives, it does. Remember that the biggest opportunity to participate is the opportunity of existing shareholders. And that isn’t a coincidence; we’ve structured it in that way. The firm element of the issuance relates to about 2 1/2% of our capital, and we’ve had to ask ourselves, of course, whether we can justify, in our minds, and therefore to our shareholders, the benefit to Barclays of having a non pre-emptive component within the overall capital raising mix. We believe we can. And we’ve talked about that in the benefits that we see attaching to SMBC joining our share register and the Memorandum of Understanding that we’ve signed. So that’s the way that we look at it. And I think that the structure has a number of advantages. And we’re clear about our ability to put the capital to work, partly to...
MT I don’t doubt that; I’m just questioning the timing of it as well. I mean, wouldn’t it have been better for shareholders to consider something, maybe three or four months ago when the share price wasn’t much higher than what it is today?
JSV Well, this transaction was not available three or four months ago. We have created a transaction that satisfies the objectives that I’ve described, and I said, as soon as we were ready to bring it forward, we brought it forward. And given the extent to which the share issue opportunity is dominated by the rights of existing shareholders, I think we have protected the interests of existing shareholders. We’ve been very, we’ve certainly been very diligent in trying to ensure that we have, and I believe that we have.
MT Okay. Thank you.
JSV Thank you. One more telephone question.
OP Thank you. The next question comes through from the line of James Eden from Exane Paribas. Go ahead.
James Eden Yes, good morning. It’s great news that none of the money being raised is needed to pay for write downs. Obviously, lots of people think you guys are still in denial on this front, so it’s good to hear that some disposals are starting to take place to prove some of the marks that you’ve taken. I’d like to ask a question about Japanese consumer finance companies, which are in major difficulties at the moment. Can you please tell us how big your exposure is to these companies, as I’m worried that it might be several billion pounds? Thanks.
JSV I’ll ask the Finance Director to comment on that.
CL I’m not sure that there’s any exposure that we have to Japanese institutions that is either significant enough to disclose to you, or worry us enough to have to impair, but more than that, that’s probably about as far as I can go.
JSV I mean, as you know, in our report on accounts, we give pretty good disclosure of the make up of the credit exposures and loan book by category and by geography. And so if the particular sector that you’re talking about were material, just as Chris says, you would see that. So I don’t think it’s something that you should be worried about.
JSV Time for one more question by telephone, if there is one, and one more question from over here on the left. Here comes the mike.
Manus Costello Thanks very much. It’s Manus Costello from Merrill Lynch. Can I just invite you please to be a little bit more specific about your mono-line exposures and potential write downs? You had at the IMS state, I think, 2.8 billion of exposures. Am I to understand from what you were saying to the previous question that those exposures have not increased and that recent events over the last few weeks are not going to cause any further marks on those positions?
CL There will be some increase in the exposure because some of the assets that are wrapped reduce in value. That is no different to anybody else. When I look at the overall quality of what’s within the portfolio that’s wrapped, I feel very comfortable that relative, we’ve got a good exposure into different asset classes. And I come back to the level of exposure to CLOs that make up 60 odd percent of the overall exposure. In terms of impact of the market on the mono-lines, we, of course, will be impacted because we participate in that market. As Bob said though, the basis of valuation includes a credit adjustment, which was tracking, not only ratings reductions but also changes in things like credit default swap spreads, and that will continue to happen. And I think, therefore, as and when the market deteriorates, he would expect us to be reflecting that in our marks. And I’m sure we will be doing that.
JSV We can take one more in the room if anyone has one, in the back.
James Alexander James Alexander from M&G. I just wanted to ask about the new capital you are raising and the return you are going to get on the new capital. So I guess that it is doing quite a lot of jobs the new capital, part of it is strengthening the capital base. In so far as you are strengthening the capital base you can’t really put it to work earning 25% returns on equity because it has got to strengthen your capital base, not put to one side. How is that going to be allocated that £4.5bn between strengthening the business and taking advantage of the opportunities that you have talked about.
JSV What Chris said in his presentation is that the if you look at the proforma ratios something around half of the capital we are raising is going towards enabling us to run ratios ahead of targets and the rest will be put to work and what we have tried to emphasis is that in putting that to work we see opportunities now and I hope that you can see in the activity levels at Barclays today that opportunity is quite a significant one. Now of course to the extent that we’ve got additional capital that is supporting ratios rather than driving new business opportunity that will act as a drag on return, of course, the arithmetic is very clear. But we are conscious of that when we think of the other commitments that we have made today.
CL I think that when I look at it and for planning and modelling purposes we assume that half and it is difficult to say it’s half because capital is fungible, but from a calculation perspective if that’s put into a risk free return, that starts to give you a flavour for what the return expectation of that is, and on the other half we use something that is more akin to the average return we make across the group.
JSV Can we thank those who have joined us by webcast and by telephone as well as those who have taken the trouble to join us physically very much for being here this morning and we will draw matters to an end now thank you.
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